820-3120

DSM Press Release

82-34645

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05008027

MINATO-KU, ...

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File No. 82-5134

May 3, 2005

Re: **Telefónica Móviles Perú Holding S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

SUPPL

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

1. Letter to CONASEV, dated April 29, 2005, regarding the resolution of the Board of Directors on the postponement of the merger of Telefónica Móviles S.A.C. with Comunicaciones Móviles del Perú S.A. until June 1, 2005

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

Very truly yours,

Lauren Macioce
Legal Assistant

Enclosures

Q1 2005 operating profit EUR 188 million, up 44% from Q1 2004

General
DSM posted an *Operating profit* of EUR 188 million in the first quarter of 2005, up EUR 57 million from the first quarter of 2004. *Net profit from ordinary activities* was EUR 131 million, an increase of 35% compared with Q1 2004. *Net profit* doubled compared with the first quarter of the previous year, when the net profit was negatively influenced by an exceptional item.

Commenting on the results, Peter Elverding, Chairman of the DSM Managing Board, said: "*We are satisfied with the development of our results for the first quarter. Our profitability has clearly improved. We will continue to work hard on innovation and productivity enhancement to further improve our profitability level.*

"We managed to consolidate last year's good volume growth and were able to raise prices. What I find particularly favourable is the positive development at Performance Materials, while Industrial Chemicals and DSM Nutritional Products also posted fine results.

"The development of the dollar and the prices of raw materials continue to be uncertain factors in our markets. If market conditions remain at the first-quarter level, the perspectives for DSM's results in 2005 remain positive."

Net sales

in EUR million	**first quarter**	
	2005	**2004**
Life Science Products	337	374
DSM Nutritional Products	463	471
Performance Materials	564	472
Industrial Chemicals	409	364
Other activities	133	131
Divested activities of DSM Bakery Ingredients	78	90
Total	1,984	1,902

Q1 2005 sales increased by more than 4% compared with the first quarter of 2004. Having increased strongly in 2004, sales volumes remained virtually unchanged while prices were clearly higher, leading to a 3% sales increase on balance. DSM NeoResins' contribution to sales (from 2 February onwards) was more than 2%. Exchange rate developments had an effect of -1%.

Operating profit
The operating profit for the first quarter was EUR 188 million, up 44% compared with the first quarter of 2004. DSM Nutritional Products and the Performance Materials and Industrial Chemicals clusters performed clearly better than in the first quarter of 2004.

Business review

Life Science Products cluster

in EUR million	first quarter*	
	2005	2004
Net sales including intra-group supplies	351	402
Operating profit plus depreciation and amortization	55	59
Operating profit	24	22

* Excluding divested activities of DSM Bakery Ingredients

Sales of this cluster (excluding divested activities) were down 13% from the first quarter of 2004 as sales volumes were lower on balance (due mainly to the closure of the phenol activities in Rotterdam (the Netherlands) and the chemical synthesis activities in Greenville (USA) and to lower volumes at DSM Anti-Infectives) and prices were also lower on balance. DSM Food Specialties saw its sales and operating profit improve considerably, due among other things to higher sales volumes. In the other business groups, the effect of lower sales was to a large extent compensated for by structural cost reductions that had been achieved.

On 13 April, DSM and Gilde Investment Management announced that they had concluded an agreement on DSM's sale of the greater part of the activities of DSM Bakery Ingredients to Gilde. The agreed transaction price is EUR 197.5 million. In this and subsequent quarterly reports, these activities will be presented separately in the results and in the balance sheet. Net sales of these activities in the first quarter of 2005, including intra-group supplies, amounted to EUR 78 million (2004: EUR 92 million), and operating profit plus depreciation and amortization amounted to EUR 5 million (2004: EUR 6 million).

DSM Nutritional Products

in EUR million	first quarter	
	2005	2004
Net sales including intra-group supplies	468	471
Operating profit plus depreciation and amortization	92	75
Operating profit	63	46

Sales were stable; the effect of the lower dollar exchange rate and price declines for some products was virtually compensated for by an increase in sales volumes.

In *Human Nutrition and Health*, volumes were stable at slightly lower prices. The *Animal Nutrition and Health* business posted higher volumes than last year, when there was an outbreak of avian flue in Asia, but selling prices were under pressure.

The operating profit was substantially higher due to the lower level of fixed and variable costs resulting from the successful implementation of the VITAL integration and transformation project.

Performance Materials cluster

in EUR million	**first quarter**	
	2005	**2004**
Net sales including intra-group supplies	568	477
Operating profit plus depreciation and amortization	93	62
Operating profit	67	42

Sales were up 19% due to the contribution from DSM NeoResins (+9%, two months) and higher selling prices for all business groups. The operating profit for the cluster improved, mainly due to higher margins. All business groups in the cluster contributed to this performance, with DSM Elastomers and DSM Dyneema in particular showing a strong increase in profits.

DSM NeoResins' sales and EBITDA developed in line with expectations. The integration process got off to an energetic start.

Industrial Chemicals cluster

in EUR million	**first quarter**	
	2005	**2004**
Net sales including intra-group supplies	458	404
Operating profit plus depreciation and amortization	64	43
Operating profit	43	24

Sales of this cluster on balance increased substantially compared with the first quarter of 2004, due mainly to considerably higher selling prices for caprolactam. DSM Fibre Intermediates recorded a very strong increase in its operating profit compared with Q1 2004, continuing the upward trend of previous quarters. DSM Melamine's results improved compared with the end of 2004 and were comparable to the level of the first quarter of 2004. DSM Agro's operating profit was lower, mainly due to lower margins for ammonia and a shift in volumes due to a late start of the fertilizer application season.

Other activities

in EUR million	**first quarter**	
	2005	**2004**
Net sales including intra-group supplies	135	131
Operating profit plus depreciation and amortization	1	5
Operating profit	-10	-5

The operating profit of the Other activities cluster was lower than in the first quarter of last year due to the costs of a number of projects.

Net profit
Net profit was up EUR 67 million (105%) from Q1 2004 (when the net profit was influenced by an exceptional item) and stood at EUR 131 million.

Net finance costs in the first quarter of 2005 amounted to EUR 12 million, which is EUR 4 million less than in the first quarter of 2004. The decrease was mainly a result of the decrease in interest charges due to a lower level of borrowings and a lower dollar exchange rate.

At 27%, the *Effective tax rate* in the first quarter of 2005 was higher than in Q1 2004 (22%). This increase was due to a decrease in the proportion of income elements taxed at a low rate.

Net profit from ordinary activities amounted to EUR 131 million, up EUR 34 million (35%) from the first quarter of 2004.

Net earnings per share from ordinary activities available to holders of ordinary shares increased by 40%. This increase is higher than that of the Net profit from ordinary activities because of the buy-back of cumulative preference shares C at the end of 2004 and the associated decrease in the dividend on the cumulative preference shares in 2005.

Balance sheet
The DSM NeoResins acquisition has temporarily been recognized under Financial assets at the acquisition price of EUR 515 million. In the presentation of the figures for the second quarter, DSM NeoResins will be recognized as a consolidated company.

Cash flow, capital expenditure and financing
The cash flow (net profit plus depreciation) in the first quarter amounted to EUR 253 million, an increase of EUR 70 million compared with the first quarter of 2004. At EUR 56 million, capital expenditure (excluding acquisitions) was substantially lower than the level of depreciation (EUR 122 million) and slightly below the level of Q1 2004 (EUR 66 million).

Net debt increased by EUR 675 million in Q1 2005 and stood at EUR 1,016 million. The increase in net debt was due to the acquisition of NeoResins in early February 2005, the increase in working capital and the repurchase of shares to service option rights.

Workforce
The workforce on balance increased by 185 compared with year-end 2004. As a result of the acquisition of NeoResins, the workforce increased by 631. Restructuring measures and attrition were responsible for a decrease of 446, of which 145 at DSM Nutritional Products and 165 in the Life Science Products cluster.

Outlook
Market conditions remained robust in the first quarter of 2005, enabling DSM to raise the prices of a number of its products.

DSM is confirming the indication it gave in February with regard to the year 2005 as a whole. If the business environment continues to develop in line with 2004 and the first quarter of 2005, the prospects for an increase in DSM's financial results are definitely positive. However, European producers may see themselves confronted with the negative effects of a further weakening of the dollar versus the euro. Moreover, the continuing volatility of raw material prices and possible pressure on economic growth in Europe and the USA are risk factors for the chemical industry.

Based on current insights, DSM foresees continuing good market conditions for the second quarter of 2005. The Q2 2005 operating profit is expected to be higher than that for Q1 2005 and thus substantially higher than the Q2 2004 level (EUR 152 million).

Heerlen, 27 April 2005

The Managing Board of Directors

Important dates:

Publication of second-quarter results:	Wednesday, 27 July 2005
Interim dividend 2005:	Thursday, 11 August 2005
Publication of third-quarter results:	Thursday, 27 October 2005
Annual report 2005:	Thursday, 9 February 2006
Annual General Meeting:	Wednesday, 29 March 2006

For more information

DSM Corporate Communications,
Tel. +31 (45) 5782421, fax +31 (45) 5740680
E-mail: media.relations@dsm.com

Investors

DSM Investor Relations
Tel. +31 (45) 5782864, fax +31 (45) 5782595
E-mail: investor.relations@dsm.com

Internet: www.dsm.com

Consolidated statement of income

first quarter of 2005			*in EUR million*	first quarter of 2004		
ordinary activities	exceptional items	total		ordinary activities	exceptional items	total
1,984	-	1,984	net sales	1,902	-	1,902
310	-	310	operating profit plus depreciation and amortization (EBITDA)	250	-50	200
188	-	188	operating profit (EBIT)	131	-50	81
-12	-	-12	net finance costs	-16	-	-16
176	-	176	profit before taxation	115	-50	65
-48	-	-48	tax	-25	17	-8
1	-	1	profit of associates	2	-	2
2	-	2	minority interests	5	-	5
131	-	131	net profit	97	-33	64
131	-	131	net profit	97	-33	64
-4	-	-4	dividend on cumulative preference shares	-6	-	-6
127	-	127	net profit available to holders of ordinary shares	91	-33	58
253		253	cash flow	216		183
122		122	depreciation and amortization	119		119
		56	capital expenditure			66
		520	acquisitions			-
			per ordinary share in EUR*:			
1.33		1.33	- net earnings	0.95		0.61
		2.60	- cash flow			1.85
		95.8	average number of ordinary shares (x million)			95.8
		95.6	number of ordinary shares, end of period (x million)			95.8
		24,389	workforce at end of period			**24,204
		7,768	of which in the Netherlands			**7,553

* After deduction of dividend on cumulative preference shares.
** At year-end 2004

The financial information set out in this quarterly report has not been audited.

Consolidated balance sheet

in EUR million	31 March 2005		*31 December 2004	
non-current assets				
intangible assets	458		452	
property, plant and equipment	3,711		3,812	
financial derivatives	192		213	
other financial assets	656		133	
other non-current assets	741		718	
total		5,758		5,328
current assets				
inventories	1,430		1,348	
receivables	1,628		1,643	
financial derivatives	10		38	
current investments	99		4	
cash and cash equivalents	590		1,263	
assets held for sale	252		-	
total		4,009		4,296
total assets		9,767		9,624

in EUR million	31 March 2005		*31 December 2004	
group equity and liabilities				
shareholders' equity	5,172		5,039	
minority interests	21		22	
total		5,193		5,061
provisions	996		1,020	
long-term borrowings	1,273		1,274	
financial derivatives	37		32	
other non-current liabilities	63		64	
total		2,369		2,390
short-term borrowings	585		527	
financial derivatives	12		26	
current liabilities	1,541		1,620	
liabilities held for sale	67		-	
total		2,205		2,173
total liabilities		9,767		9,624
capital employed		5,686		5,635
group equity / total assets		0.53		0.53
net debt		1,016		341
net debt / group equity plus net debt		0.16		0.06

* The balance sheet as at year-end 2004 is the balance sheet adjusted for IFRS including financial instruments (IAS 32 and IAS 39). Compared with the annex to the annual report, part of the hedging instruments have been reclassified from current to non-current assets.

The financial information set out in this quarterly report has not been audited.

Statement of cash flows

in EUR million	first quarter 2005		2004	
Cash and cash equivalents at beginning of period		1,267		1,215
Operational activities:				
- net profit plus depreciation and amortization	253		183	
- change in working capital	-184		65	
- other changes	-66		16	
	---------		---------	
Cash flow from operational activities		3		264
Investing activities:				
- capital expenditure	-56		-66	
- acquisitions	-520		-	
- divestments	4		1	
- other changes	-4		-3	
	---------		---------	
Net cash used in investing activities		-576		-68
Dividend		-		-
Net cash used in financing activities		-5		-56
Effects of changes in consolidation and exchange differences		-		4
		---------		---------
Cash and cash equivalents at end of period		689		1,359

Statement of changes in Shareholders' equity

in EUR million	first quarter 2005	2004
Shareholders' equity at beginning of period	5,039	5,094
Changes:		
- net profit	131	64
- dividend	-4	-118
- exchange differences	47	34
- repurchased shares	-75	-
- repurchased shares used in servicing option rights	40	-
- other	-6	2
	---------	---------
Shareholders' equity at end of period	5,172	5,076

The financial information set out in this quarterly report has not been audited.

Annex to Report for the first quarter of 2005

Restatement of 2004 quarterly figures in connection with transition to IFRS

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	year 2004
Net sales					
Life Science Products	494	486	490	515	**1,985**
DSM Nutritional Products	471	490	479	470	**1,910**
Performance Materials	477	506	515	515	**2,013**
Industrial Chemicals	404	426	439	478	**1,747**
Other activities	131	119	133	102	**485**
Subtotal	1,977	2,027	2,056	2,080	**8,140**
Intra-Group supplies	-75	-69	-93	-71	**-308**
Total	**1,902**	**1,958**	**1,963**	**2,009**	**7,832**
EBITDA					
Life Science Products	65	66	62	64	**257**
DSM Nutritional Products	75	87	88	80	**330**
Performance Materials	62	66	67	54	**249**
Industrial Chemicals	43	51	61	52	**207**
Other activities	5	9	2	12	**28**
Total	**250**	**279**	**280**	**262**	**1,071**
Operating profit					
Life Science Products	24	24	21	26	**95**
DSM Nutritional Products	46	54	58	44	**202**
Performance Materials	42	44	46	33	**165**
Industrial Chemicals	24	30	38	28	**120**
Other activities	-5	0	-10	0	**-15**
Total	**131**	**152**	**153**	**131**	**567**
Net finance costs	-16	-12	-16	-13	**-57**
Tax	-25	-28	-24	-24	**-101**
Profit of associates	2	2	3	3	**10**
Minority interests	5	1	3	2	**11**
Exceptional items	-33		2	-99	**-130**
Net profit	**64**	**115**	**121**	**0**	**300**

Compared to the annex included in the 2004 annual report, net sales have been adjusted downward by an amount of EUR 54 million. This reflects the elimination of internal supplies to newly consolidated joint ventures.